Manpower 5301 N. Ironwood Road Milwaukee Wisconsin 53217 USA T: + 1 414 906 6305 F: + 1 414 906 7875 www.manpower.com

November 2, 2006

Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, DC  20549

Re:

Manpower Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed February 28, 2006

Form 10-Q for the quarter ended March 31, 2006

File No. 1-10686

Dear Mr. Spirgel:

I am providing the following response to the comments raised in your letter dated September 29, 2006, regarding the above-referenced filings.  Set forth below are the comments from your comment letter and our responses thereto.

Form 10-K for the Year Ended December 31, 2005

2005 Annual Report to Shareholders

Application of Critical Accounting Policies, page 46

1.

      We note your response to and reissue comment 4.  The revised disclosures you provided are not responsive to our comment.  It is not clear why you believe these estimates are the most critical to your financial statements, and you should provide your investor with greater insight into the quality and variability of information regarding your financial condition and operating performance.

This comment is in reference to your original comment, as follows:

Further, given that your business model is driven almost exclusively by temporary work and permanent employees, it appears that the underlying critical accounting estimates and assumptions used to determine the costs associated with these employees are material to your results of operations.  However, we believe that your disclosure is too general in nature and does not provide the information necessary for an investor with greater insight into the quality and variability of information regarding your financial condition and operating performance.  In future filings, expand to provide additional quantitative as well as qualitative disclosures to address how accurate the estimates or assumptions have been in the past, how much they have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future.  Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303 of Regulation S-K as well as the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.  In your response letter, please provide the revised disclosures that you expect to include in your next filing.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

November 2, 2006

RESPONSE:

We have reconsidered your comment as it relates to our current disclosure of these critical accounting policies, and will revised our disclosure as follows in future filings.  (Note that new disclosures are included below in italics and figures are estimated or not yet available and will be completed for the disclosure in our future filings.)

The employment of temporary workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers’ compensation and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels.  These reserves involve significant estimates or judgments or are material to our financial statements.

Defined benefit pension plans –

We sponsor several qualified and nonqualified pension plans covering permanent employees.  The most significant plans are located in the United States, France, the United Kingdom, Japan and other European countries.  Annual expense relating to these plans is recorded as Selling and Administrative Expense.  The consolidated annual expense is estimated to be approximately $xx million in 2007, compared to $xx million in 2006 and $18.2 million in 2005.

The calculations of annual pension expense and the pension liability required at year-end include various assumptions, such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates.  We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review peer data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets.  We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country.  Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.

We used a weighted-average discount rate of x.x% (including all U.S. and non-U.S. plans) in determining the estimated pension expense for 2007.  This rate represents [an increase] from the x.x% weighted-average discount rate used in determining the estimated pension expense for 2006, [reflecting the current interest rate environment].  Absent any other changes, a 25 basis point change in the weighted-average discount rate would impact consolidated pension expense by approximately $xx million.  We used a weighted-average expected return on plan assets of x.x% and x.x% in determining the estimated pension expense for 2007 and 2006, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact consolidated pension expense by approximately $xx million.  Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future.  (See note 9 to the consolidated financial statements for further information.)

U.S. workers’ compensation –

In the United States, we are self-insured in most states for workers’ compensation claims for our temporary employees.  We determine the proper reserve balance using an actuarial valuation, which considers our historical claims experience, business mix and employee demographics.  Our reserve for such claims as of December 31, 2006 and 2005 was $xx.x million and $106.5 million, respectively.  Workers’ compensation expense is recorded as a component of Cost of Services.

There are two main factors that impact workers’ compensation expense:  the number of claims and the cost per claim.  The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed.  A 10% change in the number of claims would impact workers’ compensation expense in the United States by approximately $xx million.  The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs.  A 10% change in the cost per claim would impact workers’ compensation expense in the United States by approximately $xx million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level.  During 2006, we saw a decline in workers’ compensation

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

November 2, 2006

expense, primarily as a result of changes in business mix and an increased focus on safety, which included increased training of temporary workers and customer site reviews.  Given current claims experience and cost per claim, we do not expect a significant change in our workers’ compensation reserve in the near future.

Payroll tax audits –

On a routine basis, governmental agencies in some of the countries in which we operate audit our payroll tax calculations and our compliance with other payroll-related regulations.  These audits focus primarily on documentation requirements and our support for our payroll tax remittances.  Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits.

In France, in particular, the government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution).  Due to the number of new programs or program changes, and the complexity of compliance, we may have adjustments to the amount of reductions claimed as a result of the audits.

We make an estimate of the additional remittances that may be required on a country-by-country basis, and record the estimate as a component of Cost of Services or Selling and Administrative Expenses, as appropriate.  Each country’s estimate is based on the results of past audits and the number of years that have not yet been audited, with consideration for the impact of changing business volumes and changes to the payroll tax regulations.  To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported.  Other than in France, we have not had any significant adjustments to the amounts recorded as a result of any payroll tax audits, and we do not expect any significant adjustments to the recorded amounts in the near term.

In France, we recently settled the audit for payroll tax remittances made during 2001, 2002 and 2003.  As a result, we reduced our liability related to these remittances by $9.0 million in the fourth quarter of 2005.  During 2004, based on the status of the audit at the time, we increased our estimated liability related to these remittances by $12.8 million. We currently maintain a reserve in France for the unaudited years, which has been estimated based on the results of past audits and changes in business volumes. We do not expect any significant adjustments to the recorded amount in the near term.

Exclusion of Unusual Items, page 21

2.

We note your response to comment 13.  It is not clear to us, why you believe that excluding items that are or could be recurring is not a form of smoothing earnings, that is prohibited by Section 10(e) of Regulation S-X.  In other words, if it is reasonably likely that costs incurred to reorganize and implement global cost reduction projects will recur within two years, or there are a similar charges or gains within the prior two years, we believe that these represent costs of your continuing business and should not be excluded from your reported results.  In this regard, we do not believe that you have met the burden of demonstrating the usefulness of these non-GAAP measures; therefore, in future filings, please delete all references to “as adjusted” performance measures.  Nevertheless, if you continue to present non-GAAP measures that exclude recurring charges, you must provide detailed disclosures why management believes performance measures that exclude these recurring charges are useful.  Your discussion should, at a minimum, disclose the following:

-

The manner in which management uses the non-GAAP measure to conduct or evaluate the business;

-

The economic substance behind management’s decision to use such a measure;

-

The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure; and

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The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

November 2, 2006

RESPONSE:

We note your comment and will delete all references to “as adjusted” performance measures, as it relates to the items identified in our Form 10Q for the quarter ended March 31, 2006, in our future filings.

In addition, if we believe that it is useful in future filings to provide non-GAAP financial measures that exclude recurring charges, we will provide detailed disclosures of why management believes the performance measures that exclude the charges are useful including, at a minimum, disclosure of the following:

-

the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

-

the economic substance behind management's decision to use such a measure;

-

the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

-

the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

-

the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

We acknowledge that:

▪

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪

the company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

If you have further comments or concerns regarding our responses, we would appreciate the opportunity to discuss those with you via phone.  To the extent you have any such questions or concerns, please do not hesitate to call Sherri Albinger at (414) 906-6626 or me at (414) 906-6305.

Sincerely,

MANPOWER INC.

/s/ Michael J. Van Handel

Michael J. Van Handel

Executive Vice President,

Chief Financial Officer and Secretary